Exhibit 99.2

POET TECHNOLOGIES INC.

Head Office:	Operations Office:
Suite 501, 121 Richmond St. W	P.O. Box 555
Toronto, ON, M5H 2K1	Storrs-Mansfield, CT 06268
Phone: (416) 368-9411 - Fax: (416) 861-0749

NEWS RELEASE

POET Technologies and Synopsys Collaborate on Advanced Modeling of Planar Electrical Technology and Development of POET’s First Process Design Kit

Toronto, ON, and Storrs, CT, September 2nd, 2014 — POET Technologies Inc. (TSX-V: PTK; OTCQX: POETF) (“the Company”) — developer of the planar opto-electronic technology (POET) platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer — today announced a collaboration with Synopsys, Inc. — a global leader providing software, IP and services used to accelerate innovation in chips and electronic systems — to develop an advanced model and first Process Design Kit (PDK) of POET’s electrical devices (PET) targeting the 40-nm technology node widely used for highly integrated systems-on-chip (SoC).

Through this collaboration, POET Technologies will use Synopsys’ TCAD toolset and services to continue to develop the PET and POET PDKs. The PET PDK milestone (MS-12) focuses on devices requiring only the electronic subset of the POET devices and processes. Mr. Daniel DeSimone, CTO noted: “Synopsys will provide expertise and services to the POET team, enabling us to expedite the design process. The Synopsys TCAD software toolset is well positioned for the POET PDK requirements.”

The Synopsys toolset will be used for process technology development and design of nano-scale devices in POET’s III-V compound semiconductor process. Devices include complementary HFET and HBT transistors with high electron mobility performance, including a thyristor with both optical and electrical operation. These devices will form the foundation of POET’s technology that is able to integrate active optical circuitry, lasers, modulators, filters, detectors and electrical circuitry on a single die.

“POET Technologies III-V process and devices IP represent a significant innovation for our industry, and we look forward to the opportunity to work with the POET team on their first PDK,” said Terry Ma, Vice President of Engineering for TCAD at Synopsys. “This collaboration with POET will combine the strengths of our TCAD modeling expertise and POET’s innovative technologies to provide leading-edge semiconductor companies significant benefits for next-generation semiconductor designs.”

The PET PDK and process offers lower cost and simpler process fab options for applications that do not require the full POET optical feature set. Due to the high mobility inherent in III-V materials, PET technology is predicted to deliver performance, which could be equivalent to 3 to 4 nodes ahead of mainstream technologies. Further performance and novel capabilities will be enabled by the incorporation of in-plane optical intra and inter-chip signaling capabilities within the electrical technology. The PET/PDK is scheduled to be available at the end of Q4 2014 and will allow POET to provide detailed design information to industry fab partners and customers. This will enable pre-semiconductor design evaluation to integrate optical, analog and digital functions together. PET-based electronic devices represent a breakthrough in performance and power efficiency.

Mr. Copetti concluded, “We are delighted to target a 40-nm technology node for our first PDK delivery. This is an aggressive target for our POET devices and process IP. This will demonstrate to the industry the significance and the strengths of POET compared to the performance and power efficiency of today’s widely used technologies.”

About POET Technologies Inc.

POET Technologies is the developer of the POET platform for monolithic fabrication of integrated circuit devices containing both electronic and optical elements on a single semiconductor wafer. With head office in

Toronto, Ontario, Canada, and operations in Storrs, CT, the Company, through ODIS Inc., a U.S. company, designs III-V semiconductor devices for military, industrial and commercial applications, including infrared sensor arrays and ultra-low-power random access memory. The Company has several issued and pending patents for the POET process, with potential high speed and power-efficient applications in devices such as servers, tablet computers and smartphones. The Company’s common shares trade on the TSX Venture Exchange under the symbol “PTK” and on the OTCQX under the symbol “POETF”. For more information please visit our websites at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michel Lafrance
Michel Lafrance, Secretary

For further information:

Christopher Chu, Taylor Rafferty, LLC

Tel: (908) 251-9869

Email: poet@taylor-rafferty.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward -looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook.  Such statements include the Company’s expectations regarding the anticipated availability of the PET/TDK and the relative disruptive performance and power efficiency of the Company’s technologies over existing technologies.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.